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09059838

SEC Mail Processing Section
MAR 10 2009
Washington, DC
105

OMB APPROVAL	
OMB Number.	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DARWOOD ASSOCIATES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

284 U.S. HIGHWAY 206 UNIT D3
(No. and Street)

HILLSBOROUGH (City) NEW JERSEY (State) 08844 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JULIUS RENDINARO (908) 874-3600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARRY J. CHARLES
(Name - if individual, state last, first, middle name)

1 NORTH END AVE. STE, 1201 NEW YORK, NEW YORK 10282
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JULIUS RENDINARO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DARWOOD ASSOCIATES INC., as of DECEMBER 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE A. BACKES
NOTARY PUBLIC, State of New York
No. 43 0125065
Qualified in Richmond County
Commission Expires on March 30, ~~199~~ 2011

Julius Rendinaro
Signature

Pres.
Title

Marie A Backes FEB 23, 2009
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordingated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplement Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

OMB No. 3235-0123 (5-31-87)

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Darwood Associates Inc. [13]	SEC FILE NO.: 8-16560 [14]
	FIRM ID NO.: 13-2682784 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not use P.O. Box No.): 284 U.S. Highway 206 [20]	FOR PERIOD BEGINNING (MM/DD/YY): 01/01/08 [24]
Bridgewater [21] (City) NJ [22] (State) 08844 [23] (Zip Code)	AND ENDING (MM/DD/YY): 12/31/08 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Julius Rendinaro [30]	(Area Code) - Telephone No.: (908) 874-3600 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

Execution:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

SEC Mail Processing Section
MAR 10 2009
Washington, DC
105

Dated this 23rd day of FEB 2009

Manual signatures of:

1) Julius Rendinaro, Pres
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer of Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

BARRY J. CHARLES

CERTIFIED PUBLIC ACCOUNTANT

ONE NORTH END AVENUE
SUITE 1201
WORLD FINANCIAL CENTER
NEW YORK, NEW YORK 10282-1101
PHONE: (212) 845-5050
FAX: (212) 845-4197

Darwood Associates Inc.
284 US Highway 206 Unit D3.
Hillsborough, New Jersey 08844

Gentlemen:

I have audited the accompanying statement of financial condition of Darwood Associates Inc. (the "Company") as of December 31, 2008 and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards, including a review of the system of internal control and procedures for safeguarding securities. There were no material inadequacies in the internal control of the Company.

Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Darwood Associates Inc. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 19, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 [99]

SEC FILE NO. 8-16560 [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

Item	Allowable		Non-Allowable		Total	
1. Cash	$ 59,278	200			$ 59,278	750
2. Receivables from brokers or dealers:						
A. Clearance account	15,553	295	567			
B. Other		300	$	550	16,120	810
3. Receivables from non-customers		355	-	600	-	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	14,496	424				
E. Spot commodities		430			14,496	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610	-	860
6. Securities borrowed under subordination agreement's and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	-	680	-	920
11. Other assets SECURITY DEPOSIT		535	2,243	735	2,243	930
12. TOTAL ASSETS	$ 89,327	540	$ 2,810	740	$ 92,137	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

		Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115	$	1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value:					1360		1620
17. Acounts payable, accrued liabilities, expenses and other		20,030	1205		1385	20,030	1685
18. Notes and mortgages payable:							
A. Unsecured		-	1210			-	1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of........ $	980						
B. Securities borrowings, at market value:					1410		1720
from outsiders $	990						
C. Pursuant to secured demand note collateral agreements							
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of........ $	1010				1420		1730
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 20,030	1230	$	1450	$ 20,030	1760

Ownership Equity

21. Sole Proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common Stock			50,000	1792
C. Additional paid-in capital				1793
D. Retained earnings			22,107	1794
E. Total			72,107	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 72,107	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 92,137	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.**

For the period (MMDDYY) from 01/01/08 [3932] to 12/31/08 [3933]

Number of months included in this statement 12 [3931]

Part A

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 754	3935
b. Commissions on listed option transactions		226,137	3938
c. All other securities commissions		426,342	3939
d. Total securities commissions		653,233	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)		-	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit value is paid or credited			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		3,899	3995
9. **Total revenue**		$ 657,132	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$ 3,795	4120
11. Other employee compensation and benefits		394,263	4115
12. Commissions paid to other broker dealers			4140
13. Interest expense		544	4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		12,896	4195
15. Other expenses		221,358	4100
16. Total expenses		$ 632,856	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (item 9 less 16)		$ 24,276	4210
18. Provision for Federal income taxes (for parent only)		6,504	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 17,772	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.**

For the period (MMDDYY) from 01/01/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 54,335	4240
A. Net income (loss)			17,772	4250
B. Additions (Includes non- conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 72,107	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNI

BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

DARWOOD ASSOCIATES INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

NET INCOME		$ 17,772
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITES		
Decrease in accounts receivable	7,752	
Increase in security deposits	(1,649)	
Decrease in accounts payable	(22,280)	
Increase in payroll taxes payable	7,890	
Increase in income taxes payable	(83)	
Total Adjustments		(8,369)
NET CASH PROVIDED BY INVESTING ACTIVITIES		
Unrealized gain in marketable securities		(3,435)
INCREASE/(DECREASE) IN CASH		5,968
CASH ABD CASH EQUIVALENTS - BEGINNING OF YEAR		53,310
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 59,278

SCHEDULE I

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement og Financial Condition			$ 72,107	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			72,107	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 72,107	3530
6. Deductions and/or charges				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 2,810	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other (deductions) and/or charges		3610	(2,810)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 69,297	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net capital			$ 69,297	3750

OMIT PENNIES

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minmimum net capital required (6-2/3% of line 19)			$	1,336	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	64,297	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	67,293	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement fo Financial Condition			$	20,030	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	20,030	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			%	28.905%	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15 c3-3 prepared as of the date of the net capital computation includign both brokers or dealers and consolidated subsidiaries' debits			3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimumdollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2%of aggregate debits if alternateive method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/08

Exemptive Provision Under Rule 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)--$2500 capital category as per Rule 15c3-1 [4550]

B. (k) (2)(A)--"Special Account for the Exclusive Benefit of customers" maintained [4560]

C. (k) (2)(B)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm RBC Dain Rauscher, Inc. [4335] [4570]

D. (k) (3)--Exempted by order of the Commission [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months abd accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

SCHEDULE IV

DARWOOD ASSOCIATES INC.

RECONCILIATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

Net Capital per Unaudited Report	$ 66,820
Includee previously restricted marketable securities at market value	14,496
Unallowable mutual fund trailer and interest receivable	(568)
Additional accrued expenses	(11,450)
Net Capital per Audited Report	$ 69,298

BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

Darwood Associates Inc.

Notes to Financial Statements

December 31, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION

Darwood Associates Inc.. ("Company") is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

B. SECURITIES TRANSACTIONS

Purchases and sales of securities and the related commission revenue and expense are recorded on a trade date basis which is generally three business days before settlement

C. SECURITIES VALUATION

Trading and investment securities are stated at market value with related changes in unrealized appreciation or depreciation reflected in net earnings.

D. FIXED ASSETS

Fixed assets are recorded at cost and depreciated over their estimated useful lives; 5 years for computer and office equipment, 7 years for furniture and fixtures, and leasehold improvements of the remaining term of the lease at the time of acquisition.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule which provides for minimum standards of financial responsibility. These standards basically require that the Company maintain "net capital" as defined. The Company has elected to have all customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company is required to maintain a "net capital" of at least the greater $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008 the Company had capital in excess of the required amount of $64,297.

BARRY J.. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

Darwood Associates Inc.

Notes to Financial Statements

December 31, 2008

NOTE 3 – MARKETABLE SECURITIES

The Company purchased 300 warrants divided into four tranches to purchase shares of common stock of The NASDAQ Stock Market Inc. The first two tranches expired worthless. The Company exercised the warrant for the third tranche and paid $4,500 for 300 shares of restricted stock in 2005. In 2006, the Company exercised the warrant for the fourth tranche and paid $4,800 for 300 shares of restricted stock. As of December 31, 2008 all restrictions on the marketability of the stock were lifted. Accordingly, the Company now carries the security as an allowable asset for net capital purposes at market value.

NOTE 4 - OTHER ASSETS

The Company has a $591 rent security deposit for its office in Plattsburgh, New York and a $1,652.rent security deposit for its office in Hillsborough, New Jersey

NOTE 5 - INCOME TAXES

The Company has a current tax liability in excess of their estimated payments on account of $398 consisting of $410 overpayment for various state and local liabilities and a $800 Federal liability. No deferred asset or liability exists because the only differences between the Company's book and tax income are permanent in character with the exception of a $1,537 capital loss carryforward. Since the utilization of that carryforward is contingent upon the realization of capital gains which may or may not materialize, no deferred asset has been created.

NOTE 6 - AVAILABILITY OF SECURITIES AND EXCHANGE COMMISSION REPORTS

A copy of the most recent annual report of the Company is available for examination at the principal office of the Company and the regional office of the Securities and Exchange Commission.